Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and
Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended,

Filer: Alcide Corporation

Subject Company: Alcide Corporation
Commission File No.: 0-12395

        March 11, 2004 Redmond, WA—Alcide Corporation (NASDAQ: ALCD) today announced that its Board of Directors has approved entering into a definitive merger agreement with Ecolab Incorporated (NYSE:ECL), a leading global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products and services for the hospital, institutional and industrial markets. In calendar year 2003, Ecolab had world-wide sales of approximately $3.8 billion.

        The agreement calls for a tax-free exchange in which Alcide shareholders will receive $21 per share to be paid in Ecolab shares based on a formula of Ecolab's closing price prior to the effective date of the merger. Alcide had 2.7 million shares outstanding on November 30, 2003. The agreement has been approved by the boards of directors of both companies, and is subject to the approval of Alcide's shareholders and other customary closing conditions, including regulatory approvals. Proxy materials will be mailed to Alcide shareholders after filing and clearance by the Securities and Exchange Commission.

        Allan L. Schuman, Ecolab's Chairman and Chief Executive Officer, commented, stating, "We believe the transaction is attractively priced for Alcide shareholders, and will allow Alcide to accelerate growth for its products and improve opportunities for its employees. For its part, Alcide offers Ecolab proven and valuable technology that will provide a great addition to our product offering to our Food and Beverage customers. With their worldwide patents and Ecolab's excellent global coverage, we are in a unique position to aggressively expedite the commercialization of Alcide's technology and grow their business in a more rapid fashion. We are excited by the mutual benefits we see resulting from this transaction and the value it will create for both companies and our shareholders."

        Alcide Chairman and CEO, Joseph A. Sasenick stated, "The merger with Ecolab is a reflection of the accomplishments that Alcide's employees, management and Board have made in building our business. The terms of the agreement reward Alcide shareholders with a premium to recent trading prices and also provide them with greater market liquidity in broadly traded Ecolab stock. We also believe that our SANOVA and animal health customers will benefit from the merger through the availability of a broader range of high quality products, and through a more extensive service organization."

About Alcide

        Alcide Corporation develops and markets unique biocidal products based on its patented technology. Alcide currently sells anti-infective products to the animal health market, disinfecting products to medical industries and SANOVA antimicrobial to the food processing industries. Its shares are traded on the NASDAQ under the symbol ALCD.

        A shareholder conference call has been scheduled for 1:00 pm EST on March 12, 2004. Interested parties should check the website at www.alcide.com for connection instructions.

Additional Information

        Ecolab Inc. ("Ecolab") and Alcide Corporation ("Alcide") will file with the Securities and Exchange Commission (the "SEC") a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Ecolab by requesting them in writing from Ecolab Inc., 370 Wabasha Street North, St. Paul, MN 55102, Attention: Corporate Secretary, or by telephone at (651) 293-2233. Investors may obtain free copies of the documents filed with the SEC by Alcide by requesting them in writing from Alcide Corporation, 8561 154th Avenue NE, Redmond, WA 98052, Attention: Investor Relations, or by telephone at (425) 882-2555. Documents filed by both Ecolab and Alcide with the SEC include annual, quarterly and current reports, proxy statements and other filings required or permitted by SEC rules and regulations.

        Alcide and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Alcide in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Alcide is also included in the Alcide proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the SEC on or about August 29, 2003. This document is available free of charge from the SEC at the SEC's website at www.sec.gov and from Alcide by requesting it in writing from Alcide Corporation, 8561 154th Avenue NE, Redmond, WA 98052, Attention: Investor Relations, or by telephone at (425) 882-2555.